Filed Pursuant to Rule 433

Dated September 13, 2016

Registration Statement on Form S-3 (No. 333-212898)

Relating to the

Preliminary Prospectus Supplement dated September 13, 2016

to the Prospectus dated August 4, 2016

ASPEN INSURANCE HOLDINGS LIMITED

5.625% PERPETUAL NON-CUMULATIVE PREFERENCE SHARES

PRICING TERM SHEET

This communication should be read in conjunction with the preliminary prospectus supplement dated September 13, 2016 and the accompanying prospectus dated August 4, 2016.

Issuer:	Aspen Insurance Holdings Limited, a Bermuda company (the “Issuer”)

Security Type:	5.625% Perpetual Non-Cumulative Preference Shares (the “Preference Shares”)

Amount:	$225,000,000 aggregate liquidation preference; 9,000,000 Preference Shares

Option to Purchase Additional Shares:	$25,000,000 aggregate liquidation preference; 1,000,000 Preference Shares

Liquidation Preference:	$25 per share

Expected Ratings*:	Moody’s: Ba1 (Stable) / S&P: BBB- (Stable) / A.M. Best: bb+ (Positive)

Legal Format:	SEC Registered

Dividend Rate:	5.625% of the $25 liquidation preference of each share from Settlement Date, payable on a non-cumulative basis only when, as and if declared by the Issuer’s board of directors.

Dividend Payment Dates:	January 1, April 1, July 1 and October 1

First Dividend Payment Date:	January 1, 2017

Term:	Perpetual

Optional Redemption:	On January 1, 2027 and any Dividend Payment Date thereafter, or on any Dividend Payment Date following the occurrence of a tax event (as defined in the preliminary prospectus supplement), or on the Dividend Payment Date following the occurrence and determination of a capital disqualification redemption event (as defined in the preliminary prospectus supplement), the Issuer may redeem the Preference Shares, in whole or in part, at a redemption price of $25 per Preference Share plus declared and unpaid dividends, if any, to, but not including, the date of redemption.

At any time prior to January 1, 2027, the Issuer may redeem the Preference Shares, in whole but not in part, if the Issuer submits to the holders of the Issuer’s ordinary shares a proposal for an amalgamation or merger or if the Issuer submits any proposal for any other matter that requires, as a result of a change in Bermuda law after the date of the prospectus supplement, for its validation or effectuation an affirmative vote of the holders of the Preference

Shares at the time outstanding, whether voting as a separate series or together with any other series or class of Preference Shares as a single class, at a redemption price of $26 per Preference Share, plus declared and unpaid dividends, if any, to, but not including, the date of redemption.

Trade Date:	September 13, 2016

Settlement Date (T+5):	September 20, 2016

Listing:	The Issuer intends to apply to list the Preference Shares on the NYSE under the symbol “AHLPRD”. If the application is approved, trading in the Preference Shares is expected to commence within 30 days after the Settlement Date.

Public Offering Price:	$25 per share

Underwriting Discount:	$0.7875 per share (retail), $6,760,687.50 total / $0.50 per share (institutional), $207,500.00 total

Estimated Net Proceeds to Issuer, After Deducting Underwriting Discount and Before Offering Expenses:	$218,031,812.50 (not including the option to purchase additional shares)

CUSIP/ISIN:	G05384 162 / BMG053841620

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. Barclays Capital Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Deutsche Bank Securities. Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. Lloyds Securities Inc. U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649, Wells Fargo Securities, LLC, toll free at 1-800-645-3751, Citigroup Global Markets Inc., toll-free at 1-800-831-9146, or Barclays Capital Inc., toll-free at 1-888-603-5847.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.